June 22, 2007


VIA FACSIMILE (202-772-9210) and EDGAR

Jorge Bonilla, Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

                            Re:   Biocoral, Inc.
                                  Form 10-K/A for the year ended 12/31/2005
                                  Filed on 4/19/2006
                                  File No. 000-23512

Dear Mr. Jorge Bonilla:

      This is in response to your comment letter dated May 30, 2007 in connection with the Company's Form 10-K/A for the year ended December 31, 2005 filed on April 19, 2006.

      In this regard we have, to the best of the Company's ability, attempted to address the various issues raised in your letter. To that end, the following are the Company's responses which we believe will clarify our prior filing and communications.

Financial Statements and Notes

Note 3 - Summary of Significant Accounting Policies

(J) Intangible Assets, page F-10 - F-11

      Response:

      1. As indicated in our response letter dated April 24, 2007, we agree that this information should have been provided in accordance with paragraph 45(a) (3) of SFAS 142. Our amended filings will contain this information and will be submitted to you for your review.

Long Term Debt, pages F-14 - F-16

      Response:

      2. Upon further review, we have determined that the notes contain no provisions that would void the conversion if the facts rendered it physiologically impossible. Accordingly, we will proceed with the restatement of the figures as required by SFAS 133 and EITF 00-19. The amended to our annual filing for 2006 will contain all of the adjusted figures and disclosures.

Reflecting our contemplated changes as an amendment to our annual filing for
2006

      Response:

      3. By your comments letter dated May 30, 2007, you informed us that you do not object to us reflecting our contemplated changes as an amendment to our annual filing for 2006.

            We appreciate your consideration in this matter and we ensure that we will comply with guidance outlined in paragraphs 25 and 26 of SFAS 154.

            We will submit to you our amended annual filing for 2006 for your review.

      In connection with our response, the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We trust that this information and clarification will conclude this matter to your satisfaction.

      If you have further questions, please contact the Company at the address shown above.

                                       Very truly yours,

                                       /s/ Nasser Nassiri

                                       Nasser Nassiri
                                       President and Chief Executive Officer